SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Seadrill Limited
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G7997W102
(CUSIP Number)

Elliott Investment Management, L.P.

360 S. Rosemary Ave, 18th Floor

West Palm Beach, FL 33401

with a copy to:

Eleazer Klein, Esq.
Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7997W102	Schedule 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Elliott Investment Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 7,413,399
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,413,399
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,413,399
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. G7997W102	Schedule 13D	Page 3 of 7 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the common shares, par value $0.01 per share (the “Common Shares”), of Seadrill Limited, an exempted company limited by shares existing under the laws of Bermuda (the “Issuer” or “Seadrill”). The Issuer’s principal executive offices are located at Park Place, 55 Par-la-Ville Road Hamilton HM 11 Bermuda.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c) This statement is being filed by Elliott Investment Management L.P., a Delaware limited partnership (“EIM” or the “Reporting Person”), the investment manager of Elliott Associates, L.P., a Delaware limited partnership (“Elliott”) and Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International” and together with Elliott, the “Elliott Funds”), with respect to the Common Shares held by the Elliott Funds and/or their respective subsidiaries. Elliott Investment Management GP LLC, a Delaware limited liability company (“EIM GP”), is the sole general partner of EIM. Paul E. Singer (“Singer”) is the sole managing member of EIM GP.

EIM

The business address of EIM is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.

The principal business of EIM is to act as investment manager for Elliott and Elliott International.

The name, business address, and present principal occupation or employment of the general partner of EIM is as follows:

NAME	ADDRESS	OCCUPATION

Elliott Investment Management GP LLC	360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401	General partner of EIM

EIM GP

The business address of EIM GP is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.

The principal business of EIM GP is serving as a general partner of EIM.

The name, business address, and present principal occupation or employment of the managing member of EIM GP is as follows:

NAME	ADDRESS	OCCUPATION

Paul E. Singer	360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401	Sole managing member of EIM GP

CUSIP No. G7997W102	Schedule 13D	Page 4 of 7 Pages

SINGER

Singer’s business address is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.

Singer’s principal business is to serve as the sole managing member of EIM GP.

(d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Items 2(a)-(c) above. Singer is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 4 of the Schedule 13D is incorporated herein by reference.

The aggregate cost of the Common Shares reported herein is approximately $163,649,547.

The Reporting Person may effect purchases of the Common Shares through margin accounts maintained for the Elliott Funds with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in the Common Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Common Shares.

Item 4.	PURPOSE OF TRANSACTION

On December 22, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Aquadrill LLC, a Marshall Islands limited liability company (“Aquadrill”), and Seadrill Merger Sub, LLC, a Marshall Islands limited liability company (“Merger Sub”), pursuant to which Merger Sub merged with and into Aquadrill, with Aquadrill surviving the merger as a wholly owned subsidiary of Seadrill (the “Merger”). The Merger closed on April 3, 2023. At the closing of the Merger (the “Closing”), each common unit representing a membership interest of Aquadrill (each, an “Aquadrill Common Unit”) that was issued and outstanding immediately prior to the effective time of the Merger (other than any Aquadrill Common Units owned by Aquadrill, Merger Sub, Seadrill or any of their wholly owned subsidiaries) was cancelled and converted into the right to receive a number of Common Shares calculated in accordance with the Merger Agreement. In connection with the Closing of the Merger, the Reporting Person received, in exchange for 5,246,760 Aquadrill Common Units, 7,413,399 Common Shares.

The Reporting Person believes the securities of the Issuer are undervalued and represent an attractive investment opportunity.

The Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, potential changes in the Issuer’s operations, management, organizational documents, composition of the Board, ownership, capital or corporate structure, sale transactions, dividend policy, strategy and plans. The Reporting Person intends to communicate with the Issuer’s management and Board about, and may enter into negotiations and agreements with them regarding, the foregoing and a broad range of operational and strategic matters and to communicate with other shareholders or third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person may change its intentions with respect to any and all matters referred to in this Item 4. It may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

CUSIP No. G7997W102	Schedule 13D	Page 5 of 7 Pages

The Reporting Person intends to review its investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Shares without affecting their beneficial ownership of the Common Shares. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Common Shares and percentage of Common Shares beneficially owned by the Reporting Person. The aggregate percentage of Common Shares reported beneficially owned by the Reporting Person is based upon 79,866,503 Common Shares outstanding as of the closing of the Merger, which is the sum (i) 49,999,998 Common Shares outstanding as of March 22, 2023, as disclosed in the Prospectus filed pursuant to Rule 424(b)(3) by the Issuer with the Securities and Exchange Commission (“SEC”) on March 31, 2023 and (ii) 29,866,505 Common Shares issued in the Merger, as disclosed in the Report of Foreign Private Issuer on Form 6-K filed with the SEC on April 4, 2023.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the Common Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Other than as described in Item 4, no transactions in the Common Shares have been effected by EIM during the past sixty (60) days.

(d) No persons other than the Elliott Funds and/or their respective subsidiaries and EIM have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by EIM.

(e) Not applicable.

CUSIP No. G7997W102	Schedule 13D	Page 6 of 7 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In connection with the Merger, on April 3, 2023, the Elliott Funds and certain other holders of Aquadrill Common Units (the “Consenting Members”) entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer pursuant to which the Issuer agreed to file and maintain a registration statement with respect to the resale of Seadrill Common Shares issued to the Consenting Members pursuant to the Merger Agreement (the “Merger Registrable Securities”).

In addition, the Registration Rights Agreement provides, among other things, that the holders of Merger Registrable Securities (or their permitted transferees) have the right to initiate, upon written request to the Issuer, (i) an unlimited number of non-marketed shelf take downs and (ii) up to four underwritten offerings (including any block trade) during any 12-month period (and no more than one underwritten offering in any 90-day period), and the Merger Registrable Securities proposed to be sold and such underwritten offerings must be reasonably anticipated to have an aggregate offering price of at least $20 million. Generally, the Issuer is required to provide notice of such request to all holders of Merger Registrable Securities who may, in certain circumstances, participate in the registration.

The Registration Rights Agreement also provides for customary piggyback registration rights with respect to the Common Shares reported herein.

These registration rights are subject to certain conditions and limitations as set forth in the Registration Rights Agreement. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

The Elliott Funds have entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to an aggregate of 918,596 Common Shares of the Issuer (collectively representing economic exposure comparable to 1.2% of the Common Shares of the Issuer).  The Derivative Agreements provide the Elliott Funds with economic results that are comparable to the economic results of ownership but do not provide them or the Reporting Person with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the “Subject Shares”).  The Reporting Person disclaims beneficial ownership in the Subject Shares.

Except as described herein, the Reporting Person has no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	EXHIBIT

Exhibit 99.1:	Registration Rights Agreement (incorporated herein by reference to the Registration Rights Agreement which is attached as Exhibit 10.1 of the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on April 4, 2023).

CUSIP No. G7997W102	Schedule 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: April 5, 2023

Elliott Investment Management L.P.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President